Exhibit(a)(18)

PRESS RELEASE
1004 N. Big Spring, Suite 400	Contact:	Cindy Thomason
Midland, TX 79701 (432) 684-3727		Manager of Investor Relations
http://www.plll.com		cindyt@plll.com

PARALLEL PETROLEUM ENTERS INTO MEMORANDUM

OF UNDERSTANDING TO RESOLVE STOCKHOLDER LAWSUITS

MIDLAND, Texas, (BUSINESS WIRE), October 13, 2009 – Parallel Petroleum Corporation (the “Company”) (NASDAQ:PLLL) today announced that the defendants and the plaintiffs in the lawsuits set forth below entered into a Memorandum of Understanding (the “Memorandum”) providing for a settlement of each of the following lawsuits: In re Parallel Petroleum Shareholder Litigation, Consolidated Civil Action No. 4922, pending in the Chancery Court of Delaware (which action consolidates three individual suits: Hollinger v. Parallel Petroleum Corporation, Civil Action No. 4922, Bernstein v. Parallel Petroleum Corporation, Civil Action No. 4938, and Harris v. Parallel Petroleum Corporation, Civil Action No. 4942); Passerella v. Oldham, et al., No. CV47099, pending in the District Court of Midland County, Texas, 385th Judicial District; and Stratton v. Parallel Petroleum Corporation, et al., pending in the District Court of Harris County, Texas, 127th Judicial District. As part of the settlement, the Company agreed to make certain supplemental disclosures to its solicitation/recommendation statement on Schedule 14D-9, which disclosures are included in an amendment to the solicitation/recommendation statement on Schedule 14D-9 filed by the Company today with the U.S. Securities and Exchange Commission (the “SEC”).

In addition, the Company, PLLL Holdings, LLC (“Parent”), and PLLL Acquisition Co. (“Merger Subsidiary”), as parties to the Agreement and Plan of Merger, dated as of September 15, 2009 (the “Merger Agreement”), agreed to reduce the $5.5 million termination fee payable by the Company to Parent in the event of certain termination events under the Merger Agreement to $4.0 million plus the payment of certain expenses not to exceed $1,000,000 in the aggregate. Parent and Merger Subsidiary are affiliates of Apollo Global Management, LLC (“Apollo”), a leading global alternative asset manager. In addition, the parties to the Merger Agreement agreed to decrease the period in which the Company is required to pay the termination fee to Parent if, after the termination of the Merger Agreement, the Company consummates a merger, acquisition, recapitalization or similar transaction as described in the Merger Agreement. The period has been reduced from twelve months to nine months. The Memorandum contains no admission of wrongdoing. Given the potential cost and burden of continued litigation, the Company believes the settlement is in its best interests and the best interests of its stockholders.

Subject to court approval and further definitive documentation, the settlement will resolve the allegations by the plaintiffs against the defendants in connection with the Merger Agreement and the transactions contemplated thereby, including without limitation the tender offer by Apollo and its affiliates to acquire all of the outstanding shares of the Company and the subsequent merger of the Merger Subsidiary with and into the Company, with the Company becoming a wholly-owned subsidiary of Parent, and will provide a release of all claims against the defendants and others in connection with the Merger Agreement and the transactions contemplated thereby, including without limitation the tender offer and the merger.

The Company

Parallel Petroleum is an independent energy company headquartered in Midland, Texas, engaged in the exploitation, development, acquisition and production of oil and gas using 3-D seismic technology and advanced drilling, completion and recovery techniques. Parallel’s primary areas of operation are the Permian Basin of West Texas and New Mexico, North Texas Barnett Shale, Onshore Gulf Coast of South Texas, East Texas and Utah/Colorado. Additional information on Parallel is available via the internet at www.plll.com.

Parallel Petroleum Enters Into Memorandum of Understanding to Resolve Stockholder Lawsuits

October 13, 2009

About Apollo

Apollo is a leading global alternative asset manager with offices in New York, Los Angeles, London, Singapore, Frankfurt and Mumbai. Apollo had assets under management of over $38 billion as of June 30, 2009, in private equity and credit-oriented capital markets funds invested across a core group of industries where Apollo has considerable knowledge and resources.

Additional Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company. The Company will file an amendment to its solicitation/recommendation statement on Schedule 14D-9 with the SEC and will mail such amendment to its stockholders. Such document contains important information about the tender offer and the Company’s stockholders are urged to read the amendment carefully when it becomes available. The amendment together with the other tender offer documents will be available at no charge at the SEC’s website at www.sec.gov.

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